Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2024

CALGARY, AB, May 1, 2024 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three months ended March 31, 2024.

The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2024 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Q1 2024 fund flows from operations ("FFO")(1) was $431 million ($2.68/basic share)(2) and exploration and development ("E&D") capital expenditures(3) were $190 million, resulting in free cash flow ("FCF")(4) of $241 million ($1.49/basic share)(5).
  Net debt(6) decreased by $134 million in Q1 2024 to $944 million, achieving our net debt target of $1 billion and representing a net debt to trailing FFO ratio(7) of 0.7 times, the lowest in over a decade.
  Vermilion returned $56 million to shareholders during Q1 2024, comprised of $19 million of dividends and $37 million of share buybacks. The Q1 2024 dividend represents a 20% increase over our previous quarterly dividend, aligned with our intention to provide ratable dividend increases as part of our return of capital framework.
  With the achievement of our $1 billion net debt, we increased our return of capital target to 50% of excess FCF on an annual basis and significantly increased our pace of share buybacks during the quarter, repurchasing and cancelling 2.4 million shares, including 1.0 million shares during the month of March and repurchasing an additional 1.0 million shares during the month of April. We plan to maintain a robust pace of share buybacks in the months ahead as we manage towards an annual return of capital target of 50% of excess FCF.
  In conjunction with our Q1 2024 release, we announced a quarterly cash dividend of $0.12 per share, payable on July 15, 2024 to shareholders of record on June 28, 2024.
  Production during the first quarter of 2024 averaged 85,505 boe/d(8), comprised of 52,959 boe/d(8) from our North American assets and 32,546 boe/d(8) from our International assets. Production for the quarter was above the upper end of our Q1 2024 guidance range primarily due to strong operating performance from our Germany and United States assets.
  In Germany, we successfully drilled our first deep gas exploration well and are pleased to report that we discovered gas within the targeted zone. This well was drilled to a total depth of approximately 5,000 metres, representing the deepest well we have ever drilled in Europe. We plan to test the well during the second quarter and prepare for tie-in operations with an anticipated on-stream date of early 2025. We also plan to commence drilling on the second well (0.6 net) of our inaugural deep gas program in Q2 2024, which is a higher risk prospect targeting a very large structure that is expected to take three to four months to drill.
  In Croatia, construction of the gas plant on the SA-10 block is nearing completion which will add over 2,000 boe/d of European gas currently behind pipe. This production will contribute to FCF immediately upon start-up of the gas plant. In addition, we successfully completed drilling two of the four planned exploration wells on the SA-7 block, and completed drilling a third well subsequent to the quarter. All three wells drilled to date have discovered hydrocarbons in multiple zones which we expect will contribute to FCF in the years ahead.
  In Canada, construction of the 16,000 boe/d Mica Montney battery is nearing completion and remains scheduled for startup in late Q2 2024. We successfully completed the first six (6.0 net) BC Montney wells of our 2024 program and initial flowback results are in line with the strong performance seen on the original two wells on the 16-28 pad.
($M except as indicated)	Q1 2024	Q4 2023	Q1 2023
Financial
Petroleum and natural gas sales	508,035	522,969	552,698
Cash flows from operating activities	354,295	343,831	388,629
Fund flows from operations (1)	431,358	372,117	253,167
Fund flows from operations ($/basic share) (2)	2.68	2.27	1.56
Fund flows from operations ($/diluted share) (2)	2.64	2.27	1.51
Net earnings (loss)	2,305	(803,136)	380,332
Net earnings (loss) ($/basic share)	0.01	(4.91)	2.34
Cash flows used in investing activities	181,343	132,932	108,695
Capital expenditures (3)	190,442	142,887	154,820
Acquisitions (9)	9,752	25,724	251,772
Dispositions	—	14,855	182,152
Asset retirement obligations settled	4,975	28,937	2,554
Repurchase of shares	36,409	28,736	30,141
Cash dividends ($/share)	0.12	0.10	0.10
Dividends declared	19,183	16,227	16,226
% of fund flows from operations (10)	4%	4%	6%
Payout (12)	214,600	188,051	173,600
% of fund flows from operations (11)	50%	51%	69%
Free cash flow (4)	240,916	229,230	98,347
Long-term debt	933,506	914,015	933,463
Net debt (6)	944,496	1,078,567	1,368,029
Net debt to four quarter trailing fund flows from operations (7)	0.7	0.9	0.9
Operational
Production (8)
Crude oil and condensate (bbls/d)	32,695	32,866	33,291
NGLs (bbls/d)	7,046	7,412	7,896
Natural gas (mmcf/d)	274.59	283.91	247.61
Total (boe/d)	85,505	87,597	82,455
Average realized prices
Crude oil and condensate ($/bbl)	104.26	107.91	98.62
NGLs ($/bbl)	34.16	33.38	36.23
Natural gas ($/mcf)	6.10	8.48	10.77
Production mix (% of production)
% priced with reference to WTI	32%	29%	39%
% priced with reference to Dated Brent	15%	17%	12%
% priced with reference to AECO	32%	31%	34%
% priced with reference to TTF and NBP	21%	23%	15%
Netbacks ($/boe)
Operating netback (12)	62.07	57.48	46.33
Fund flows from operations ($/boe) (13)	53.86	48.83	34.52
Average reference prices
WTI (US $/bbl)	76.96	78.32	76.13
Dated Brent (US $/bbl)	83.24	84.05	81.27
AECO ($/mcf)	2.50	2.30	3.22
TTF ($/mcf)	11.77	17.45	22.99
Share information ('000s)
Shares outstanding - basic	159,859	162,271	162,261
Shares outstanding - diluted (14)	164,044	166,456	168,874
Weighted average shares outstanding - basic	161,221	163,335	162,585
Weighted average shares outstanding - diluted (14)	163,648	163,335	167,857

(1)	Fund flows from operations (FFO) is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not standardized financial measures under IFRS, and therefore may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (a total of segments measure) and basic/diluted shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(3)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures comparable to cash flows from operating activities. FCF is comprised of FFO less drilling and development and exploration and evaluation expenditures and EFCF is FCF less payments on lease obligations and asset retirement obligations settled. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(5)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(6)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Acquisitions is a non-GAAP financial measure that is calculated as the sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(10)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(12)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(13)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(14)	Diluted shares outstanding represent the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

Message to Shareholders

The first quarter of 2024 was another strong quarter for Vermilion with continued operational momentum, achievement of our debt target, increased return of capital and advancement of our key growth projects that will underpin our long-term free cash flow ("FCF"). Production during Q1 2024 averaged 85,505 boe/d(1), above the upper end of our Q1 2024 guidance range primarily due to strong operating performance from our Germany and United States assets. We generated $431 million of fund flows from operations ("FFO") and invested $190 million of E&D capital in Q1 2024, resulting in $241 million of FCF for the quarter. We returned $56 million of FCF to shareholders in Q1 2024 through dividends and share buybacks and reduced net debt by $134 million to $944 million. With the achievement of our $1 billion net debt target, we increased our return of capital target to 50% of excess FCF on an annual basis and significantly increased our pace of share buybacks during the quarter, repurchasing and cancelling 2.4 million shares, including 1.0 million shares during the month of March. We continued this pace subsequent to the quarter, and have repurchased an additional 1.0 million shares during the month of April. We plan to maintain a robust share buyback program in the months ahead as we manage towards an annual return of capital target of 50% of excess FCF, with the ultimate goal of increasing FCF per share.

Our 2024 capital program is progressing as planned, including advancements of all key growth projects including our Montney liquids-rich gas development, Germany deep gas exploration and Croatia gas development. In BC, construction of the 8-33 Montney battery is nearing completion. This battery will more than double our Montney infrastructure capacity to approximately 20,000 boe/d, which we intend to fill over the coming years as we build out our BC Montney asset, and lays the groundwork for future expansion to 28,000 boe/d. The successful completion and initial flowback results from our first Montney pad of 2024 continues to validate the quality of our BC Mica Montney asset, while continued optimization of our drilling and completion methods resulted in cost savings of approximately 15% compared to the previous BC drilling program. In Croatia, construction of the gas plant on the SA-10 block in Croatia is nearing completion which will add over 2,000 boe/d of European gas currently behind pipe. We expect our Croatia gas production from the SA-10 block to generate an operating netback over $50 per boe in 2024 due to having direct exposure to premium European gas prices.

Our European gas exploration program is off to a strong start. In Germany, we successfully drilled the first of two planned deep gas exploration wells and are pleased to report that we discovered gas within the target zone. This well was drilled to a total depth of approximately 5,000 metres, representing the deepest well we have ever drilled in Europe. We plan to test the well during the second quarter and prepare for tie-in operations with an anticipated on-stream date of early 2025. These initial results are very encouraging as it helps validate our geological model and sets the stage for a multi-year drilling campaign, which could provide Vermilion with years of organic production growth of high valued European gas. In Croatia, we successfully completed drilling two of the four planned exploration wells on the SA-7 block, and completed drilling a third well subsequent to the quarter. We discovered hydrocarbon in multiple zones from all three wells, which is very encouraging.

Vermilion is well positioned for the future, with a strong balance sheet and continued operational momentum which will support our recently enhanced return of capital framework. Our return of capital framework provides investors with a growing base dividend and meaningful share buyback program which we expect to augment with modest organic production growth in the future as we develop our growth assets. We will continue to focus on operational excellence and executing our 2024 plan while maintaining financial discipline, which will set the foundation for future profitable growth. We look forward to providing further updates on our key growth projects in the months ahead.

Q1 2024 Operations Review

North America

Production from our North American operations averaged 52,959 boe/d(1) in Q1 2024, a decrease of 2% from the previous quarter due to natural declines in Canada, partially offset by strong performance from non-operated Parkman wells in the United States that were brought on production in the quarter.

In the Deep Basin, we drilled three (3.0 net), completed three (3.0 net), and brought on production five (5.0 net) Mannville liquids-rich conventional natural gas wells. At Mica, we drilled and completed six (6.0 net) BC Montney liquids-rich shale gas wells in advance of the expected start-up of our 8-33 BC battery in late Q2 2024. In Saskatchewan, we drilled four (4.0 net), completed four (4.0 net), and brought on production four (4.0 net) light and medium crude oil wells, while in the United States, six (2.0 net) non-operated light and medium crude oil wells drilled in the prior quarter were completed and brought on production.

Construction of the 16,000 boe/d Mica Montney battery is nearing completion and remains scheduled for startup in late Q2 2024. We successfully completed the first six (6.0 net) BC Montney wells of our 2024 program and initial flowback results are in line with the strong performance seen on the first two wells on our 16-28 pad that were brought on production in 2023. These results are very positive as it continues to validate the quality of our BC Mica Montney asset. We continued to optimize our drilling and completion processes throughout our 2024 BC program, which resulted in cost savings of approximately 15% compared to the previous BC program. Our 2024 BC program used 17% less water than previous programs, reducing both costs and our environmental impact, and we saw further optimization through improved well design as well as design and execution on completion processes. A pilot program testing higher intensity completions aims to further improve the efficiency with which we develop our Montney asset.

International

Production from our International operations averaged 32,546 boe/d(1) in Q1 2024, a decrease of 3% over the previous quarter primarily due to natural declines in Ireland and Australia, partially offset by higher production in Germany on strong asset performance.

In Germany, we successfully drilled our first deep gas exploration well and are pleased to report that we discovered gas within the targeted zone. This well was drilled to a total depth of approximately 5,000 metres, representing the deepest well we have ever drilled in Europe. We plan to test the well during the second quarter and prepare for tie-in operations with an anticipated on-stream date of early 2025. We also plan to commence drilling on the second well (0.6 net) of our inaugural deep gas program in Q2 2024, which is a higher risk prospect targeting a very large structure that is expected to take three to four months to drill.

In Croatia, construction of the gas plant on the SA-10 block is nearing completion, with testing and pre-commissioning activities currently underway. The gas plant remains on schedule for start-up mid-year, which will add over 2,000 boe/d of European gas currently behind pipe. In addition, we successfully completed drilling two (1.2 net) of the four (2.4 net) planned exploration wells on the SA-7 block, and completed drilling an additional one (0.6 net) well subsequent to the quarter. All three wells drilled to date have discovered hydrocarbons in multiple zones which we expect will contribute to FCF in the years ahead. Testing operations are planned for the second quarter, along with drilling the fourth well of the program.

Our Australia operations saw strong performance for a second consecutive quarter. Production of 4,264 bbls/d and a draw on inventory resulted in sales of over 570,000 bbls of oil, including a lifting that sold for more than $130/bbl. The premium realized pricing in Australia drives outsized netbacks and FCF.

Outlook and Guidance Update

Our Q2 2024 capital program includes completing the BC Mica Montney battery and Croatia SA-10 gas plant and tying in the behind pipe production in each of those areas. Drilling operations will continue on the remaining BC Mica Montney wells in Canada, the second exploration well in Germany and the fourth exploration well on the SA-7 block in Croatia while we also conduct further evaluation and testing of the successful exploration wells in Germany and Croatia. Most of the production from activity in the first half of 2024 will not be on stream until mid-year or later, and as a result we expect Q2 2024 production to be in the range of 83,000 to 85,000 boe/d.

Organizational Update

Mr. Jenson Tan has stepped down from his position as Vice President, Business Development. We would like to thank Mr. Tan for his many contributions to Vermilion over the past 13 years. Mr. Todd Keenan has been promoted to Director, Business Development. Mr. Keenan is an experienced Business Development professional and joined Vermilion in 2017. He has worked on many material deals for Vermilion in North America and International, and has led our corporate reserves process. Prior to joining Vermilion, he worked in engineering and A&D roles at Prairie Sky Royalty, Talisman Energy and Tristone Capital / Macquarie Tristone. Mr. Keenan has a Masters of Engineering degree in Petroleum Engineering and holds the Chartered Financial Analyst® designation.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of May 1, 2024, we have 36% of our expected net-of-royalty production hedged for the remainder of 2024. With respect to individual commodity products, we have hedged 46% of our European natural gas production, 35% of our crude oil production, and 31% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link: https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
May 1, 2024

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net earnings, FFO is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q1 2024		Q1 2023
	$M	$/boe	$M	$/boe
Sales	508,035	63.45	552,698	75.36
Royalties	(48,553)	(6.06)	(67,344)	(9.18)
Transportation	(22,962)	(2.87)	(23,050)	(3.14)
Operating	(149,311)	(18.65)	(136,825)	(18.66)
General and administration	(23,703)	(2.96)	(19,889)	(2.71)
Corporate income tax expense	(25,642)	(3.20)	(22,262)	(3.04)
Windfall taxes	—	—	(21,440)	(2.92)
PRRT	(10,783)	(1.35)	—	—
Interest expense	(18,392)	(2.30)	(21,875)	(2.98)
Realized gain on derivatives	220,615	27.55	14,330	1.95
Realized foreign exchange gain (loss)	1,871	0.23	(4,771)	(0.65)
Realized other income	183	0.02	3,595	0.49
Fund flows from operations	431,358	53.86	253,167	34.52
Equity based compensation	(5,518)		(23,525)
Unrealized (loss) gain on derivative instruments (1)	(188,744)		92,698
Unrealized foreign exchange loss (1)	(21,641)		(15,478)
Accretion	(17,934)		(20,051)
Depletion and depreciation	(178,434)		(148,131)
Deferred tax (expense) recovery	(16,645)		36,466
Gain on business combination	—		432,550
Loss on disposition	—		(226,828)
Unrealized other expense	(137)		(536)
Net earnings	2,305		380,332

(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange loss, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation cost and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used to determine the funding available to return to shareholders after costs attributable to normal business operations.

($M)	Q1 2024	Q1 2023
Cash flows from operating activities	354,295	388,629
Changes in non-cash operating working capital	72,088	(138,016)
Asset retirement obligations settled	4,975	2,554
Fund flows from operations	431,358	253,167
Drilling and development	(182,298)	(153,328)
Exploration and evaluation	(8,144)	(1,492)
Free cash flow	240,916	98,347
Payments on lease obligations	(4,102)	(4,399)
Asset retirement obligations settled	(4,975)	(2,554)
Excess free cash flow	231,839	91,394

Adjusted working capital: Defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Mar 31, 2024	Dec 31, 2023
Current assets	886,368	823,514
Current derivative asset	(160,248)	(313,792)
Current liabilities	(767,189)	(696,074)
Current lease liability	20,584	21,068
Current derivative liability	9,495	732
Adjusted working capital	(10,990)	(164,552)

Capital expenditures: Calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q1 2024	Q1 2023
Drilling and development	182,298	153,328
Exploration and evaluation	8,144	1,492
Capital expenditures	190,442	154,820

Operating netback: Most directly comparable to net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

($M)	Q1 2024	Q1 2023
Dividends Declared	19,183	16,226
Drilling and development	182,298	153,328
Exploration and evaluation	8,144	1,492
Asset retirement obligations settled	4,975	2,554
Payout	214,600	173,600
% of fund flows from operations	50%	69%

Acquisitions: The sum of acquisitions and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. We believe that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q1 2024	Q1 2023
Acquisitions, net of cash acquired	379	134,225
Acquisition of securities	9,373	1,476
Acquired working capital deficit	—	116,071
Acquisitions	9,752	251,772

Capital Management Measure

Net debt: Is in accordance with IAS 1 "Presentation of Financial Statements" and is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Mar 31, 2024	Dec 31, 2023
Long-term debt	933,506	914,015
Adjusted working capital	10,990	164,552
Net debt	944,496	1,078,567

Ratio of net debt to four quarter trailing fund flows from operations	0.7	0.9

Supplementary Financial Measures

Net debt to four quarter trailing fund flows from operations: Calculated as net debt (capital management measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

Dividends % of FFO: Calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

Fund flows from operations per boe: Calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2024 and 2023, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at www.vermilionenergy.com.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on May 1, 2024 at 3:00 pm MT in the McMurray Room of the Calgary Petroleum Club, 319 5th Ave SW, Calgary, Alberta. Following the formal portion of the Meeting, a presentation will be given by Dion Hatcher, President & Chief Executive Officer of Vermilion.

Shareholders who are not able to attend in person may access the meeting webcast at https://app.webinar.net/p9GbqrpWjlz. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/annual-general-meeting.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2024 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, wells expected to be drilled in 2024; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities; the impact of Vermilion's dividend policy on its future cash flows; credit ratings; hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion's strategic priorities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

This document contains references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 01-MAY-24